[Cubist Letterhead]

CUBIST PHARMACEUTICALS, INC.
65 Hayden Avenue
Lexington, MA 02421
Facsimile: (781) 861-0566

December 16, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 10549

  Re:
  Cubist Pharmaceuticals, Inc. Form S-3 (File No. 333-54142).

Ladies and Gentlemen:

        Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Form S-3 (File No. 333-54142 together with all amendments and exhibits thereto (the "Registration Statement").

        The Company has maintained the effectiveness of the Registration Statement since January 23, 2001. As of October 23, 2003, the Company is no longer contractually required to keep it effective under the terms of the registration rights agreement.

        The Company is requesting the withdrawal of the Registration Statement and requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawal upon request of the Registrant, the Commission consenting thereto."

        Please forward a copy of the order granting withdrawal of the Registration Statement to the undersigned at the address listed above. If you have any questions or comments or require further information or documentation, please do not hesitate to call Michael V. Greco of Bingham McCutchen LLP at 617-951-8373.

Sincerely,
/s/ CHRISTOPHER D. T. GUIFFRE Christopher D. T. Guiffre, Esq. Vice President, General Counsel and Secretary